bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, MA 02145

May 17, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	bluebird bio, Inc.

Registration Statement on Form S-3

Filed May 9, 2023

File No. 333-271772

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, bluebird bio, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-271772) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on May 19, 2023 or as soon as practicable thereafter.

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The Company requests that we be notified of such effectiveness by a telephone call to Wesley C. Holmes of Latham & Watkins LLP at (617) 948-6027 and that such effectiveness also be confirmed in writing.

Very truly yours,

bluebird bio, Inc.

By:	/s/ Joseph Vittiglio
Joseph Vittiglio
Chief Business and Legal Officer

cc:	Wesley C. Holmes, Latham & Watkins LLP